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                                                                    EXHIBIT 99.9

REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholder and
Board of Directors of
AT&T Universal Card Services Corp.:

We have examined management's assertion that, as of December 31, 1997, AT&T Universal Card Services Corp. (the Servicer) maintained effective internal control over the servicing of credit card loans for the AT&T Universal Card Master Trust. Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included obtaining an understanding of the internal control over the loan servicing process, testing and evaluating the design and operating effectiveness of the internal control, and such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

As discussed in management's assertion, in providing the assertion on internal control, management assumed the accuracy of reports prepared by the Servicer's third party credit card database processor and did not extend its assessment to the internal control of the processor. Accordingly, our examination did not extend to the internal control of the Servicer's third party credit card database processor, and we do not express an opinion or any other form of assurance on the internal control of the processor.

Because of inherent limitations in any internal control, errors or irregularities may occur and not be detected. Also, projections of any evaluation of the internal control over the loan servicing process to future periods are subject to the risk that the internal control may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

In our opinion, management's assertion that AT&T Universal Card Services Corp. maintained effective internal control over the servicing of credit card loans for the AT&T Universal Card Master Trust as of December 31, 1997, is fairly stated, in all material respects, based upon criteria established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) as described in Internal Control--Integrated Framework.

  COOPERS & LYBRAND,  LLP

Jacksonville, Florida
March 5, 1998


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March 5, 1998

Assertion by AT&T Universal Card Services Corp.

AT&T Universal Card Services Corp. services the credit card loans for the AT&T Universal Card Master Trust. AT&T Universal Card Services Corp. maintained effective internal controls over the servicing for the AT&T Universal Card Master Trust as of December 31, 1997, based upon criteria established by the Committee Of Sponsoring Organizations of the Treadway Commission (COSO) as described in Internal Control - Integrated Framework.

We have accepted an independent evaluation of the internal control structure of the third party processor, Total System Services, Inc. The review was performed in accordance with the standards established by the American Institute of Certified Public Accountants and provided reasonable assurance that all policies and procedures were designed to achieve its control objectives.


/s/ R.J. Srednicki
---------------------------
R. J. Srednicki
President and Chief Executive Officer

/s/ K. Vecchione
---------------------------
K. Vecchione
Executive Vice President &
Chief Financial Officer

/s/ L. Palmer
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L. Palmer
Senior Vice President &
Chief Information Officer